Form 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 8, 2004

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate the file number assigned to the registrant in connection with

Rule 12g3-2(b):82-      ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: October 8, 2004	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer

Media release

8 October 2004

Westpac telecommunications to be provided directly by Telstra

Westpac Banking Corporation has finalised an agreement with IBM Global Services and Telstra to change its telecommunications contractual arrangements.

In 2000 Westpac outsourced its IT and Telecommunications to IBM Global Services. The telecoms component was provided by Telstra under subcontract to IBM Global Services and was due to expire in December 2005.

As of 1 October 2004, Westpac has contracted directly with Telstra for these services.  The change has been prompted by Westpac’s plan to move into its new building located near Darling Harbour in 2006.

The new arrangements will enable Westpac and Telstra to work closely on the detailed planning and development of Westpac’s future telecommunications needs.

IBM Global Services and Telstra have both supported this change and have worked closely with Westpac to ensure that transition occurs seamlessly, and that service delivery is unaffected.  IBM Global Services will continue to provide the operational delivery of IT working closely with Telstra to deliver Westpac’s requirements.

Ends.

For Further Information

Name:	Julia Quinn
Westpac Banking Corporation, Media Relations
Ph:	02 9226 3443
Mb:	0409 311 197